Exhibit E

Form of Letter from the Fund to Shareholders in
Connection with Acceptance of Offers of Tender

Hartford Schroders Private Opportunities Fund

[xxxx], 2024

Dear Shareholder:

Hartford Schroders Private Opportunities Fund (the “Fund”) has received your tender of all or some, as the case may be, of your shares of beneficial interest in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on October 29, 2024 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of September 30, 2024) (the “Maximum Purchasable”), the Fund will proportionately reduce the value of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Shares, as described above, you are entitled to receive a payment in an amount equal to the purchase value of your purchased Shares based on the net asset value of the Fund as of December 31, 2024, in accordance with the terms of the Offer. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required minimum balance (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the payment will be wire-transferred no later than January 29, 2025, unless the valuation date of the Shares in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

You remain a Shareholder of the Fund with respect to any of your Shares that the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our account representatives at 888-660-3010, Monday through Friday (except holidays), from 7:00 a.m. to 7:00 p.m., Central time.

Sincerely,

Hartford Schroders Private Opportunities Fund

E-1